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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*



                              SPEAR & JACKSON, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK,
                            PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58515X 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            JEFFREY S. TULLMAN, ESQ.
                               KANE KESSLER, P.C.
                          1350 AVENUE OF THE AMERICAS,
                                   26TH FLOOR
                               NEW YORK, NY 10019
                                 (212) 541-6222

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  JULY 28, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746(3-06)


CUSIP No.  58515X 10 3
--------------------------------------------------------------------------------
       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             United Pacific Industries Limited
--------------------------------------------------------------------------------
       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   |_|

             (b)   |X|
--------------------------------------------------------------------------------
       3.    SEC Use Only
--------------------------------------------------------------------------------
       4.    Source of Funds (See Instructions)    BK, WC
--------------------------------------------------------------------------------

       5.    Check if Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------

       6.    Citizenship or Place of Organization    Bermuda
--------------------------------------------------------------------------------
Number of      7.    Sole Voting Power     -0-
Shares Bene-   -----------------------------------------------------------------
ficially by    8.    Shared Voting Power    3,543,281
Owned by Each  -----------------------------------------------------------------
Reporting      9.    Sole Dispositive Power    -0-
Person With    -----------------------------------------------------------------
               10.   Shared Dispositive Power   3,543,281
--------------------------------------------------------------------------------

       11.   Aggregate Amount Beneficially Owned by Each Reporting
             Person                                                   3,543,281
--------------------------------------------------------------------------------

       12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                           |_|
--------------------------------------------------------------------------------

       13.   Percent of Class Represented by Amount in Row (11)    61.8%*


       14.   Type of Reporting Person                     CO

             * Based on the number of shares outstanding as of May 15, 2006 as set forth in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No.  58515X 10 3
--------------------------------------------------------------------------------
       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Pantene Global Holdings Limited
--------------------------------------------------------------------------------
       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   |_|

             (b)   |X|
--------------------------------------------------------------------------------
       3.    SEC Use Only
--------------------------------------------------------------------------------
       4.    Source of Funds (See Instructions)    BK, WC
--------------------------------------------------------------------------------

       5.    Check if Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------

       6.    Citizenship or Place of Organization    Hong Kong
--------------------------------------------------------------------------------
Number of      7.    Sole Voting Power     -0-
Shares Bene-   -----------------------------------------------------------------
ficially by    8.    Shared Voting Power    3,543,281
Owned by Each  -----------------------------------------------------------------
Reporting      9.    Sole Dispositive Power    -0-
Person With    -----------------------------------------------------------------
               10.   Shared Dispositive Power   3,543,281
--------------------------------------------------------------------------------

       11.   Aggregate Amount Beneficially Owned by Each Reporting
             Person                                                   3,543,281
--------------------------------------------------------------------------------

       12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                           |_|
--------------------------------------------------------------------------------

       13.   Percent of Class Represented by Amount in Row (11)    61.8%*


       14.   Type of Reporting Person                     CO

             * Based on the number of shares outstanding as of May 15, 2006 as set forth in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006.

                                  SCHEDULE 13D

     ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Spear & Jackson, Inc., a corporation organized and existing under the laws of the State of Nevada (the "Company"). The address of the principal executive office of the Company is 401 South LaSalle Street, Suite 201, Chicago, Illinois 60605.


     ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) and (f)

         This Statement is being filed by (i) United Pacific Industries Limited, a Bermuda corporation ("UPI"), the principal business of which is the manufacture and sale of power supply products and electronic components, but additionally, also offers OEM (original equipment manufacturing) and EMS (electronic/electrical manufacturing) services and (ii) Pantene Global Holdings Limited, a Hong Kong corporation and a wholly-owned subsidiary of UPI ("Pantene Global"), the principal business of which is to hold certain investments, including the investment in the Company. UPI and Pantene Global may be deemed to be members of a group. The principal office of each of UPI and Pantene Global is 199 Des Voeux Road Central, Suite 27-05/06, Hong Kong. Annex A hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of UPI and Pantene Global and is incorporated herein by reference. UPI and Pantene Global are referred to herein collectively as the "Reporting Persons."


         (d) (e)

         During the last five years, none of UPI, Pantene Global or any of the persons listed on Annex A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 23, 2006, UPI entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Jacuzzi Brands, Inc., a Delaware corporation ("Jacuzzi") and USI American Holdings, Inc., a Delaware corporation ("USI American" and, together with Jacuzzi, the "Seller") to acquire the 3,543,281 shares of Common Stock of the Company (the "Shares") owned by the Seller. The Stock Purchase Agreement was amended by Amendment No. 1 to the Stock Purchase Agreement, dated as of May 4, 2006, and was further amended by Amendment No. 2 to the Stock Purchase Agreement, dated as of July 10, 2006. Pursuant to an Assignment Agreement, dated as of July 28, 2006, UPI assigned its rights and obligations under the Purchase Agreement to its wholly-owned subsidiary Pantene Global. The transaction closed on July 28, 2006 and Pantene Global acquired the Shares on that date. The total cash consideration paid by the Reporting Persons was US$4,960,593.40. Of the total cash consideration, approximately US$3,858,322 was obtained by UPI through bank borrowings from HSBC (Hong Kong) on normal commercial terms, with the balance coming from internal resources.

     ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares held by the Reporting Persons have been acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Persons may at any time and from time to time acquire additional shares of Common Stock or sell the Shares.

         The Reporting Persons intend to cause three designees of UPI to be elected to the Board of Directors of the Company, which designees would, upon election, replace the current Directors. In this regard, a Preliminary Information Statement pursuant to Sections 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") has been filed by the Company. After a Definitive Information Statement has been filed with the Securities and Exchange Commission and mailed to the Company's shareholders, the Reporting Persons intend to execute the written consent electing UPI's designees to the Board of Directors as soon as permitted by the Exchange Act and the rules promulgated thereunder.

         Except as otherwise set forth above, the Reporting Persons have no plans to effect any of the transactions required to be described in Item 4 of
Schedule 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Pantene Global is the beneficial owner of 3,543,281 shares of Common Stock, representing approximately 61.8%* of the outstanding shares of Common Stock. UPI, through its wholly-owned subsidiary, Pantene Global, is the beneficial owner of 3,543,281 shares of Common Stock.

            To the knowledge of the Reporting Persons, none of the persons described on Annex A own any of the Company's Common Stock, except for David H. Clarke, Chief Executive Officer and Chairman of Jacuzzi, who owns 28,350 shares of the Company's Common Stock. David H. Clarke disclaims any beneficial ownership of the Company's shares held by the Reporting Persons. The Reporting Persons and the persons described on Annex A disclaim group attribution for purposes of this Schedule 13D.

* Based on the number of shares outstanding as of May 15, 2006 as set forth in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006.

         (b)

         Pantene Global, as the record holder of the Shares, has the sole power to vote and the sole power to dispose of the 3,543,281 Shares. UPI, through its wholly-owned subsidiary, Pantene Global, may be deemed to share the power to vote and dispose of the Shares held by Pantene Global.

         (c)

         None other than the transaction described in Item 3.

         (d) (e)

         Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In accordance with the terms of the Stock Purchase Agreement, upon the closing of the sale of the Shares, USI American also transferred all of its rights under an existing Stockholders' Agreement (the "Stockholders' Agreement") and an existing Registration Rights Agreement (the "Registration Rights Agreement") to UPI, which assigned all of its rights thereunder to Pantene Global.

         The Company, USI American (as successor in interest to USI Mayfair Limited), PNC Tool Holdings, LLC, a Nevada limited liability company ("PNC") controlled by the Company's former chief executive officer Dennis Crowley ("Crowley"), and Crowley had entered into the Stockholders' Agreement as of September 6, 2002. The Stockholders' Agreement grants certain "tag-along rights" and preemptive rights to each of the stockholders parties thereto. The Company, USI American (as successor in interest to USI Mayfair Limited) and PNC entered into the Registration Rights Agreement as of September 6, 2002. Under the Registration Rights Agreement, the parties thereto have certain demand and piggyback registration rights with respect to such shares of Common Stock.

         To the knowledge of the Reporting Persons, neither PNC nor Crowley currently owns any shares of Common Stock.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1:   Joint Filing Agreement among the Reporting Persons.

     Exhibit 2: Stock Purchase Agreement, dated as of March 23, 2006, by and among United Pacific Industries Limited, Jacuzzi Brands, Inc. and USI American Holdings, Inc. (incorporated herein by reference to Exhibit 2 to the Schedule 13D/A of Jacuzzi Brands, Inc. filed on March 27, 2006).

     Exhibit 3:   Amendment No. 1 to Stock Purchase Agreement, dated as of
May 4, 2006, by and among United Pacific Industries Limited, Jacuzzi Brands, Inc. and USI American Holdings, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D/A of Jacuzzi Brands, Inc. filed on May 5, 2006).

     Exhibit 4: Amendment No. 2 to Stock Purchase Agreement, dated as of July 10, 2006, by and among United Pacific Industries Limited, Jacuzzi Brands, Inc. and USI American Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Schedule 13D/A of Jacuzzi Brands, Inc. filed on July 12, 2006).

     Exhibit 5: Assignment of Interests and Claims, dated as of July 28, 2006, by and among United Pacific Industries Limited, Jacuzzi Brands, Inc. and USI American Holdings, Inc.

     Exhibit 6: Assignment Agreement, dated as of July 28, 2006, by and between United Pacific Industries Limited and Pantene Global Holdings Limited.

     Exhibit 7: Extract from Facility Letter between HSBC (Hong Kong) and Pantene Industrial Co. Ltd. pertaining to a loan of funds for the acquisition of the Shares.

     Exhibit 8: Stockholders' Agreement dated as of September 6, 2002, among USI American Holdings, Inc. (as successor in interest to USI Mayfair Limited), Spear & Jackson, Inc., PNC Tool Holdings, LLC and Dennis Crowley (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on September 9,
2002).

     Exhibit 9: Registration Rights Agreement dated as of September 6, 2002 among Spear & Jackson, Inc., USI American Holdings, Inc. (as successor in interest to USI Mayfair Limited) and PNC Tool Holdings, LLC (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on September 9,
2002).

                                   SIGNATURES


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 4, 2006

                                         UNITED PACIFIC INDUSTRIES LIMITED


                                         By:  /s/ Brian C. Beazer
                                             -----------------------------------
                                             Name:     Brian C. Beazer
                                             Title:    Chairman


                                         PANTENE GLOBAL HOLDINGS LIMITED


                                         By:  /s/ Brian C. Beazer
                                             -----------------------------------
                                             Name:     Brian C. Beazer
                                             Title:    Chairman

                                     ANNEX A

            EXECUTIVE OFFICERS AND DIRECTORS OF UNITED PACIFIC INDUSTRIES LIMITED AND PANTENE GLOBAL HOLDINGS LIMITED WHO ARE NOT REPORTING PERSONS

            The following sets forth certain information about executive officers and directors of United Pacific Industries Limited and Pantene Global Holdings Limited who are not Reporting Persons. The business address for all listed persons is c/o United Pacific Industries Limited, 199 Des Voeux Road Central, Suite 27-05/06, Hong Kong.

-----------------------------------------------------------------------------------------------------------
             NAME                 CITIZENSHIP            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------------------------------------------------------------------------------------
Brian C. Beazer                U.K.                  Executive Chairman of UPI and of Pantene Global
                                                     Chairman of Beazer Homes USA, Inc. (U.S.)

-----------------------------------------------------------------------------------------------------------
David H. Clarke                U.S.                  Executive Vice-Chairman of UPI
                                                     Chairman and CEO of Jacuzzi Brands, Inc. (U.S.)

-----------------------------------------------------------------------------------------------------------
Simon N. Hsu                   U.S.                  Executive Vice-Chairman of UPI
                                                     Chairman of e-commerce Logistics Group (Hong Kong)

-----------------------------------------------------------------------------------------------------------
Teo Ek Tor                     Singapore             Non-executive Director of UPI
                                                     Managing Partner of PrimePartners Asset Management
                                                     Pte Ltd  (Singapore)

-----------------------------------------------------------------------------------------------------------
Ng Ching Wo                    Canada                Non-executive Director of UPI
                                                     Partner of Hong Kong Law Firm Arculli Fong and Ng
                                                     (Hong Kong)

-----------------------------------------------------------------------------------------------------------
Henry W. Lim                   U.S.                  Non-executive Director of UPI
                                                     CFO of Morrison Express Corporation (Taiwan)

-----------------------------------------------------------------------------------------------------------
Ramon S. Pascual               Hong Kong             Non-executive Director of UPI
                                                     Vice-Chairman of Eton Properties Limited (Hong Kong)

-----------------------------------------------------------------------------------------------------------
Dr Wong Ho Ching, Chris        Hong Kong             Non-executive Director of UPI
                                                     Director of Industrial Centre, Hong Kong Polytechnic
                                                     University (Hong Kong)

-----------------------------------------------------------------------------------------------------------
Nila Ibrahim                   Singapore             General Counsel of UPI

-----------------------------------------------------------------------------------------------------------
Lam Yuen Man, Maria            Hong Kong             Finance Director and Company Secretary of UPI;
                                                     Director and Company Secretary of Pantene Global

-----------------------------------------------------------------------------------------------------------